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                                                                     Exhibit (L)


                                                                   July 14, 1999




Colonial Municipal Income Trust
One Financial Center
Boston, Massachusetts 02111

Ladies and Gentlemen:

         We have acted as counsel to Colonial Municipal Income Trust (the "Trust") in connection with the Registration Statement of the Trust on Form N-2 (File No. 333-77261) under the Securities Act of 1933 and the Investment Company Act of 1940 (File No. 811-04992) (the "Registration Statement") as amended (the "Acts"), relating to the proposed sale of an aggregate of 3,600 Municipal Auction Rate Cumulative Preferred Shares, Series F, each with a liquidation preference of $25,000 per share plus accumulated but unpaid dividends, if any, thereon (whether or not earned or declared) (the "Preferred Shares"). The Preferred Shares are to be sold pursuant to the Underwriting Agreement substantially in the form being filed as an exhibit to the Registration Statement (the "Underwriting Agreement") among the Trust, Colonial Management Associates, Inc. and Salomon Smith Barney Inc.

         We have examined the Trust's Agreement and Declaration of Trust on file in the office of the Secretary of State of the Commonwealth of Massachusetts, as amended (the "Declaration of Trust"), and the proposed form of the Trust's Amended and Restated By-Laws (the "Amended By-Laws") and are familiar with the actions taken by the Trust in connection with the issuance and sale of the Preferred Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

         Based upon the foregoing, we are of the opinion that:

         1. The Trust is a duly organized and validly existing unincorporated association under the laws of the Commonwealth of Massachusetts.

         2. Upon approval by the Trustees of the Trust (or by a duly constituted committee thereof) of the Amended By-Laws, the Preferred Shares will have been duly authorized and, when issued and paid for in accordance with the
Underwriting Agreement, will be validly issued, fully paid and nonassessable by the Trust.
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Colonial Municipal Income Trust              -2-                   July 14, 1999


         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Trust or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of the Preferred Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the related prospectus under the captions "Taxation" and "Legal Matters" in the Prospectus contained in the Registration Statement.


                                                      Very truly yours,

                                                      /s/ Ropes & Gray

                                                      Ropes & Gray